EXHIBIT (a)(1)(x)

[MMC Letterhead]

June 6, 2005

To MMC Optionholders Eligible for Stock Option Exchange:

The MMC Stock Option Exchange program is underway, and you’re eligible to exchange certain of your outstanding stock options for new ones. The program is currently scheduled to close at 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005. In order to participate in the offer, you must submit your election by that deadline.

To learn more about your options eligible for exchange and the exchange ratios, please visit the Stock Option Exchange section of MMC PeopleLink at www.mmcpeoplelink.com, or www.mmcpeoplelink.ca in Canada. You can review the exchange process and the general tax implications of the exchange, find answers to frequently asked questions, and learn how to elect to exchange options. All materials can be printed out for your convenience. Please read the materials carefully before deciding whether or not to participate. If you choose to exchange your options, please ensure you submit your election as directed on the web site before 5:00 p.m. U.S. Eastern Time on Thursday, June 30, 2005.

If you have questions about the Stock Option Exchange program, you can contact MMC Global Compensation:

  By phone at 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern time. You will be able to leave a voice message on this extension for calls after business hours.
  By e-mail at MMC.Stock.Option.Group@mmc.com.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

The tender offer materials contain important information for optionholders, and should be read carefully by them prior to tendering. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible MMC optionholders may obtain free of charge a written copy of the tender offer statement, when available, by contacting MMC Corporate Development at (212) 345-5475.